September 26, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Carlisle Companies Incorporated
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Schedule 14A for Fiscal Year Ended December 31, 2007
File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission as set forth in your letter dated September 2, 2008 relating to the Company’s (i) Form 10-K for the fiscal year-ended December 31, 2007, filed February 29, 2008 (the “2007 Form 10-K”), (ii) Form 10-Q for the fiscal period ended June 30, 2008, filed August 7, 2008, and (iii) Schedule 14A for the fiscal year-ended December 31, 2007, filed on February 29, 2008.

For your convenience, the text of your letter has been reproduced below in bold type with the response to each numbered comment set forth immediately below the comment.

General

1.     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

We believe the following responses appropriately address the staff’s comments and Carlisle will reflect these revisions in all future filings, as appropriate.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1.    Business, page 1

2.     Please discuss the competitive conditions information required by Item 101(c)(1)(x) of Regulation S-K.

Under Item 1A. Risk Factors, we discuss that the Company has significant concentrations and mention that the Company faces increased international competition.  In addition, we summarize market conditions and the competitive environment by segment in the Description of Business by Reportable Segment, as listed below:

•              For the Construction Materials segment, we describe the competitive conditions in the third paragraph on page 4.

•              For the Industrial Components segment, we describe the competitive conditions in the fifth paragraph on page 5.

•              For the Transportation Products segment, we describe the competitive conditions in the first paragraph on page 6.

•              For the Specialty Products segment, we describe the competitive conditions in the second paragraph on page 7.

•              For the General Industry segment, we describe the competitive conditions in the sixth paragraph on page 8.

Description of Businesses by Reportable Segment

Construction Materials, page 3

3.     Please identify the customer who represented 18% of this segment’s revenues pursuant to Item 101(c)(1)(vii) of Regulation S-K.  Please also comply with this comment for the Industrial Components customer who accounted for 12% of that segment’s revenues if their loss would be material.

Item 101(c)(1)(vii) of Regulation S-K states that “the name of the customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as whole.”  We did not disclose the names of the customers as the sales did not equal more than 10% of our consolidated revenues.  The Construction Materials customer represented 8.7% of consolidated revenues, and the Industrial Components customer represented 3.1% of consolidated revenues.

Research and Development, page 9

4.     Please discuss your research and development activities.

Research and development activities include the development of new product lines, the modification of existing product lines to comply with regulatory changes, and the research of cost efficiencies through raw material substitution and process improvements.  As a percent of net sales, research and development expenses have been trending at less than 1%.  In future filings, we will expand the disclosure in our Business Overview to describe our ongoing research and development activities.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Consolidated Statements of Earnings and Comprehensive Income, page 2

5.     Your disclosures on page 20 state that the other expense (income), net line item includes a $4.7 million charge related to management and facilities transition of a braking business in the United Kingdom and asset charges related to closed facilities of $2.0 million.  Please help us understand how you determined it was appropriate to exclude each of these items from your determination of operating income.

The $4.7 million charge recorded in 2007 was not representative of the Company’s ongoing operating activities.   The results of normal operations were separated from the effects of miscellaneous income deductions, thereby providing an investor the ability to assess the Company’s sustainable earnings.  The charge was not an extraordinary item and was presented on a pretax basis.

The asset write-down of $2.0 million in 2007 for closed facilities related to fixed assets that were scrapped or liquidated.  This write-down was not related to the delivery or production of goods, rendering of services, or carrying out other activities that constitute our ongoing operations.  Management believes the write-down charge was appropriately recorded as Other Expense, net, not dissimilar to gains and losses on sales of fixed assets, which are also excluded from operating income.

Both the $4.7 million and the $2.0 million charge reduced Earnings Before Interest and Income Taxes (“EBIT”) in 2007.

Effective 2008, Carlisle changed its financial statement presentation from EBIT to Operating Income.  The difference between the previously reported EBIT and the currently reported Operating Income presented in Carlisle’s Consolidated Statements of Earnings and Comprehensive Income is Other Expense (Income), net.  The change from EBIT to Operating Income in 2008 was made to align our external financial statements with the changes to the Company’s internal financial reports and management compensation program.  In 2008, EBIT was replaced with Operating Income as a key performance measure and Operating Income was included as a component of the Company’s annual incentive award program.

Had we included the $4.7 million charge in Operating Income in the June 30, 2008 Form 10-Q, we would have reflected inflated year-over-year growth in the Specialty Products segment for the three and six months ended June 30, 2008 of 234.6% and 84.9%, respectively, versus the reported growth of 19.2% and 12.5%, respectively.  Including the $2.0 million charge would have decreased Operating Income in the Transportation Products segment by 1.4% for the quarter and 8.9% for the six month period, versus the reported decreases of 9.8% and 12.5%, respectively.

Management believes these charges are appropriately classified as Other Expense, net. An explanation of the charges and the segments affected were disclosed in Management’s Discussion and Analysis under Other expense, net on page 20.

Notes to Financial Statements

Notes 15.  Segment Information, page 16

6.     Please disclose in your segment footnote the types of amounts included in your determination of corporate expenses, corporate operating income, and corporate assets for each period presented.  Please also disclose why these amounts were not allocated to the other reportable segments.  Please also discuss in MD&A the business reasons for fluctuations in these amounts subsequent to your discussion of results of operations by segment.

Corporate expenses are largely comprised of compensation, training and benefits expense for Carlisle’s corporate office staff including the compensation of the Company’s president and chief executive officer.  Corporate expenses also include certain external audit fees and internal audit expenses.  These expenses are not specific to any one operating segment. In addition, corporate expenses are not included in the president and chief operating officer’s evaluation of each operating segment’s financial performance. Management has therefore decided not to allocate these expenses to the reportable segments.

The Company did not have corporate operating income.

Corporate assets include cash investments, pension assets and deferred tax assets.

Corporate expenses decreased by $5.2 million in the second quarter of 2008, and $5.7 million in the first six months of 2008, as compared to the same periods in the prior year.  Included in the results for the three and six month periods of 2007 were $4.3 million in expenses related to the change in executive management and $1.1 million of expenses related to a terminated acquisition initiative.

We will expand our MD&A disclosures in future filings to include the business reasons for fluctuations in corporate expenses.

SCHEDULE 14A FILED ON FEBRUARY 29, 2008

Compensation Discussion and Analysis, page 17

7.     Please provide the information required by Item 402(b)(1)(xv) of Regulation S-K.

In February 2007, Mr. McKinnish, the Company’s former President and Chief Executive Officer, provided the Compensation Committee for each named executive officer (other than himself) (i) a performance evaluation, (ii) a recommended base salary adjustment and (iii) a recommended stock option and restricted stock award.  The Compensation Committee used the information provided by Mr. McKinnish and the comparable company data provided by the Committee’s compensation consultant to make the base salary increases and equity awards reported in the Summary Compensation and Grants of Plan-Based Awards Tables.

Mr. Roberts, who was appointed as Chairman, President and Chief Executive Officer on June 25, 2007, recommended to the Compensation Committee at its meeting in February 2008 that each named executive officer (other than himself) receive a cash bonus for 2007 equal to the prior year’s bonus award.  Mr. Roberts’ recommendation followed his evaluation of the Company’s operations and was based on his conclusion that the Company’s performance in 2007 was comparable to the prior year.

Mrs. Lowe, the Vice President and Chief Financial Officer, also had a role in determining executive compensation by providing the Compensation Committee information and analysis about the financial performance of the Company for the 2007 fiscal year and each of the Company’s operating groups for which a named executive officer was responsible.  The Compensation Committee used the information and analysis provided by Mrs. Lowe (as well as the recommendation of Mr. Roberts as described above) in making its annual cash bonus award decisions.

We will include a full description of the role executive officers had in determining executive compensation in future filings.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in their filings.

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108 if you have any questions concerning our response.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and	Vice President, Secretary
Chief Financial Officer	and General Counsel